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                                                                File No. 70-9655

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                 AMENDMENT NO. 5
                                       TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                    Conectiv
                         Conectiv Energy Holding Company
                         Atlantic City Electric Company
                                 ACE REIT, Inc.
                        Conectiv Atlantic Generation, LLC
                         Delmarva Power & Light Company
                       Conectiv Delmarva Generation, Inc.

                                 800 King Street
                              Wilmington, DE 19899
                   ------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)

                                    Conectiv
                   ------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
                   ------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

         Peter F. Clark, Esquire          Joyce Koria Hayes, Esquire
         General Counsel                  7 Graham Court
         Conectiv                         Newark, DE 19711
         (address above)



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                                Table of Contents

Item 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

         A.       Introduction.

         B.       Background and Regulatory Environment

         C. Transactions related to the capitalization of Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, LLC ("CAG") through the contribution of generating assets. Capitalization of ACE REIT, Inc. ("ACE-REIT") through the contribution of CAG ownership interests to ACE-REIT.

         D.       Dividend of common stock of CDG and ACE-REIT to Conectiv.

         E. Authorization for the issuance of nominal shares of common stock to Conectiv. Approval of acquisition of the common stock of CDG and the common stock of ACE-REIT by CEH. Establishment of Conectiv Energy Holding Company ("CEH") as a subsidiary utility holding company through the contribution of CDG and ACE-REIT common stock to CEH. Determination that ACE-REIT is not a utility holding company. Possible future activities of CEH.

         F. Financing of CEH and financing of ACE-REIT, CAG, and CDG by CEH or Conectiv.

                  1.       CEH financing by Conectiv.

                  2.       CDG, CAG, and ACE-REIT financing by CEH or Conectiv.

         G. Authority for the acquisition of utility assets pursuant to a like-kind exchange if at that time CDG is not an EWG.

         H.       Affiliate Transactions.

         I.       Authorization Period and Reporting.

         J.       Statement Pursuant to Rule 54.

Item 2.  FEES, COMMISSION AND EXPENSES

Item 3.  APPLICABLE STATUTORY PROVISIONS

Item 4.  REGULATORY APPROVAL

Item 5.  PROCEDURE

Item 6.  EXHIBITS AND FINANCIAL STATEMENTS

         A.       Exhibits.

         B.       Financial Statements as of December 31, 1999.


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Item 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS


Items 6 of the Application/Declaration as previously amended are hereby amended and restated as follows:


Item 6.  Exhibits and Financial Statements.

         (a)      Exhibits:

         A - 1    Certificate of Organization of CDG *
         A - 2    Certificate of Organization of ACE-REIT*
         A - 3    Certificate of Organization of CAG*
         B - 1    Form of Asset Transfer Agreement between Delmarva and CDG*
         B - 2    Form of Asset Transfer Agreement between ACE and CAG *
         D - 1    Summary Order dated July 15, 1999 issued by the NJBPU removing generating assets from regulatory oversight*
         D - 2    Application to VaSCC for Authority to Transfer Delmarva
                  Generating Assets under the Virginia Affiliates Act*
         D - 3    Order of VaSCC authorizing implementation of restructuring
         D - 4    Order of the VaSCC under the Virginia Affiliates Act
                  authorizing asset transfer
         D - 5    Application to FERC for approval of Transfer to an Affiliate*
         D - 6    FERC Order Authorizing Transfer*
         D - 7    Application to FERC for Approval of Dividend out of Capital
                  and Affiliate Transactions*
         D - 8    FERC Order authorizing Dividends out of Capital*
         D - 9    Application to the PaPUC for Authority to Transfer Delmarva
                  Generating Assets*
         D -10    PaPUC Order Authorizing Transfer*
         D -11    Application to the VaSCC for Authority to Transfer Delmarva
                  Generating Assets pursuant to the restructuring*
         F        Preliminary opinion of counsel
         G        Form of Federal Register notice*
         H - 1    List of Generating Assets to be transferred*
         H - 2    Financial Projections (Filed under a request for confidential treatment)*

         * Previously Filed


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                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2000
                                          Conectiv
                                          Atlantic City Electric Company
                                          Delmarva Power & Light Company
                                          ACE REIT, Inc.
                                          Conectiv Atlantic Generation, LLC
                                          Conectiv Delmarva Generation, Inc.
                                          Conectiv Energy Holding Company


                                          By: /s/ Philip S. Reese
                                             -----------------------------------
                                                  Philip S. Reese
                                                  Vice President and Treasurer


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